

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Mr. David Bychkov
President and CEO
Exmovere Holdings, Inc.
1600 Tysons Boulevard, 8th Floor
McLean, VA 22102

> **Re:** **Exmovere Holdings, Inc**.
> **Item 4.01 Form 8-K**
> **Filed December 8, 2010**
> **File No. 0-52713**

Dear Mr. Bychkov:

We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Dave Walz
Staff Accountant
Office of Beverages, Apparel and
Healthcare Services